# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NUSCALE POWER Corp, CIK 0001822966
CUSIP: 67079K100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1100 NE CIRCLE BLVD., SUITE 200, CORVALLIS, Oregon (OR), 97330
Date of event which requires filing of this statement: 07/31/2025
Filed by CIK 0001124198
Persons authorized to receive notices and communications: Kevin B. Hammonds, Fluor Corporation, 6700 Las Colinas Boulevard, Irving, Texas (TX), 75039, (469) 398-7000

## Reporting persons
- Fluor Corporation (CIK 0001124198): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 126,400,219; sole dispositive power 0; shared dispositive power 126,400,219; aggregate amount beneficially owned 126,400,219 (44.4% of the class)
  Comment: (1) The ownership percentage in this schedule is based upon an aggregate of 133,386,513 shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") and 151,006,371 shares of Class B common stock, par value $0.0001 per share (the "Class B Common Stock"), of NuScale Power Corporation ("Issuer") issued and outstanding as of May 5, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on May 12, 2025. If the percentage was calculated using the 133,386,513 shares of Class A Common Stock issued and outstanding, together with the 126,400,219 shares of Class B Common Stock beneficially owned by Fluor (and thus excluding 24,606,152 shares of Class B Common Stock which are not beneficially owned by Fluor), then the percentage in box 13 would be 48.7%.
- Fluor Enterprises, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 126,400,219; sole dispositive power 0; shared dispositive power 126,400,219; aggregate amount beneficially owned 126,400,219 (44.4% of the class)
  Comment: (2) The ownership percentage in this schedule is based upon an aggregate of 133,386,513 shares of Class A Common Stock and 151,006,371 shares of Class B Common Stock issued and outstanding as of May 5, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 12, 2025. If the percentage was calculated using the 133,386,513 shares of Class A Common Stock issued and outstanding, together with the 126,400,219 shares of Class B Common Stock beneficially owned by Fluor Enterprises (and thus excluding 24,606,152 shares of Class B Common Stock which are not beneficially owned by Fluor Enterprises), then the percentage in box 13 would be 48.7%.
- NuScale Holdings Corp.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 463,747; sole dispositive power 0; shared dispositive power 463,747; aggregate amount beneficially owned 463,747 (0.2% of the class)
  Comment: (3) The ownership percentage in this schedule is based upon an aggregate of 133,386,513 shares of Class A Common Stock and 151,006,371 shares of Class B Common Stock issued and outstanding as of May 5, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 12, 2025. If the percentage was calculated using the 133,386,513 shares of Class A Common Stock issued and outstanding, together with the 463,747 shares of Class B Common Stock beneficially owned by NuScale Holdings Corp. (and thus excluding 150,542,624 shares of Class B Common Stock which are not beneficially owned by NuScale Holdings Corp.), then the percentage in box 13 would be 0.3%.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: NUSCALE POWER Corp
Address of issuer's principal executive offices: 1100 NE CIRCLE BLVD., SUITE 200, CORVALLIS, Oregon (OR), 97330

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 2 on Schedule 13D/A (this "Amendment No. 2") is being filed jointly by (i) Fluor Corporation, a Delaware corporation and a publicly listed company on the New York Stock Exchange ("Fluor"), (ii) Fluor Enterprises, Inc., a California corporation ("Fluor Enterprises") and wholly owned subsidiary of Fluor, and (iii) NuScale Holdings Corp., an Oregon corporation ("NuScale Holdings", together with Fluor Enterprises and Fluor, the "Reporting Persons"). This Amendment No. 2 amends and supplements the Schedule 13D previously filed by the Reporting Persons on May 12, 2022, as amended by Amendment No. 1 filed on November 3, 2022 (the "Original Filing"), with respect to the Class A Common Stock of NuScale Power Corporation (the "Issuer").

The Items below amend and supplement the information disclosed under the corresponding Items of the Original Filing.

Item 4 is hereby amended and supplemented to add the following:

As of the date of filing of this Amendment No. 2, due solely to issuances of Class A Common Stock by the Issuer, the percentage of voting control held by Fluor Enterprises has decreased to approximately 44.4% of outstanding shares of Class A Common Stock and Class B Common Stock, and Fluor Enterprises no longer has majority control over the Issuer.

On July 31, 2025, Fluor Enterprises, Issuer and NuScale Power, LLC ("NuScale LLC") entered into an Exchange and Lock-Up Agreement, which is referenced herein as Exhibit 10 and incorporated by reference. Pursuant to the Exchange and Lock-Up Agreement, the Issuer has agreed to exchange 15,000,000 Class B common units of NuScale LLC (together with the cancellation of 15,000,000 shares of Class B Common Stock) currently owned by Fluor Enterprises for 15,000,000 shares of Class A Common Stock (the "Exchanged Shares") on August 12, 2025. Fluor Enterprises has agreed not to transfer (directly or indirectly, whether through derivatives or any other means) the Exchanged Shares until September 11, 2025, and from September 11, 2025 to December 31, 2026, not to transfer Exchanged Shares on any day in an amount which would exceed 5% of the daily trading volume on the New York Stock Exchange for that day.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented to add the following:

(a) - (b)

On August 12, 2025, 15,000,000 Class B common units of NuScale LLC (together with the cancellation of 15,000,000 shares of Class B Common Stock) currently owned by Fluor Enterprises will be exchanged for 15,000,000 shares of Class A Common Stock.

To the knowledge of the Reporting Persons, information regarding the beneficial ownership of Class A Common Stock held by the persons listed in Schedule A as of March 24, 2025 is reported in the proxy statement of the Issuer filed on April 9, 2025 with the SEC under the heading "BENEFICIAL OWNERSHIP OF SECURITIES", which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to add the following:

Exhibit 10 Exchange and Lock-Up Agreement, dated as of July 31, 2025, by and among NuScale Power Corporation, NuScale Power, LLC and Fluor Enterprises, Inc.

## Signatures
- Fluor Corporation: /s/ Kevin B. Hammonds, Kevin B. Hammonds/Executive Vice President, Chief Legal Officer & Corporate Secretary (08/01/2025)
- Fluor Enterprises, Inc.: /s/ Kevin B. Hammonds, Kevin B. Hammonds/Executive Vice President, Chief Legal Officer & Corporate Secretary (08/01/2025)
- NuScale Holdings Corp.: /s/ Shahram Ghasemian, Shahram Ghasemian/Secretary (08/01/2025)